SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	December	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 5, 2012.

Document 1

For Immediate Release	December 5, 2012

SONDE RESOURCES CORP.  ANNOUNCES NORTH AFRICA UPDATE

CALGARY, ALBERTA--(Marketwire – December 5, 2012) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) would like to update the status of its North Africa Activities.

Three Exploratory Well Commitment

Joint Oil and Sonde have reached an agreement on the terms for Sonde to enter the second phase of the exploration period under the Exploration and Production Sharing Contract (EPSA). The agreement allows Sonde to defer the three exploratory well obligations into the second phase of the Exploration Period and avoid the US $15 million potential penalty for each well had Sonde not commenced drilling by December 2012. Joint Oil’s board of directors is expected to approve and ratify the agreement at their December 20, 2012 meeting.  The entry into the second phase will remove a major obstacle to attract financing through a partnering process begun early this year and allow Sonde the necessary flexibility to fully exploit the potential of the Joint Oil Block. Sonde will announce the final terms of the agreement once ratified.

Unitization Discussion

Sonde has reached a tentative agreement on the Unitization principles of the Zarat Field with PA Resources, the Zarat license holder, to the south of the Joint Oil Block. This agreement includes principles relating to the Unit Area, Unit Plan of Development Area and Tract Participation. The Unit Plan of Development is on track for submission to the Tunisian Authorities for approval by the end of the second quarter of 2013. A detailed reservoir technical evaluation undertaken jointly by Sonde and PA Resources is on going. Preliminary results indicate that the gas recycling option is a viable production option which will allow the production of oil and condensate in advance of gas blow down. Sonde will make a further announcement relating to the Unit Plan of Development and Unitization principles once all approvals have been obtained.

Inert and Acid Gas Initiative

The Gulf of Gabes consortium meets regularly and has retained technical consultants to evaluate alternatives to the treatment and storage of the inert and acid gases.  As the operator of the Joint Oil Block, Sonde and Joint Oil are active participants in this initiative. The consultants expect the various studies to take about twelve months to identify alternatives for carbon dioxide sequestration.

Toufic Nassif

Mr. Nassif joined Sonde as a full time employee and President of Sonde North Africa and a member of the Executive Management Team with responsibility for the Joint Oil Block.  Mr. Nassif is a well-known and respected industry leader with over 33 years of experience in the US and international oil and natural gas industries specializing in business development, negotiations and petroleum operations management in North Africa and the Middle East.  Mr. Nassif has been Sonde’s full time consultant managing the Joint Oil Block.

Jack Schanck, President CEO and, said, “Sonde’s management team, board and employees have all been working diligently to extend its exploratory well commitment, resolve unitization issues and seek financing alternatives on the Joint Oil Block.  Joint Oil has assisted Sonde by recognizing the cost and difficulties in moving the Zarat Field development and exploratory effort forward by extending our obligations into the second phase of the exploration period.  We expect to shortly finalize all the agreements and provide our shareholders with an update on the Joint Oil Block’s potential.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the anticipated approval by Joint Oil of the deferral of the Company's three exploratory well obligations relating to the Joint Oil Block into the second phase of the Exploration Period without payment of any penalty, the proposed unitization of the Zarat Field and the Joint Oil Block and execution of an agreement relating thereto with PA Resources and the expecting timing associated with the inert and acid gas initiative.  There can be no assurance that the approval of Joint Oil will be received on terms acceptable to Sonde or at all or that Sonde will be able to reach a definitive agreement with respect to unitization with PA Resources.  Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding negotiations with foreign governments and commercial parties. Actual results could differ materially due to a number of factors, including, without limitation, market conditions; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments and foreign commercial parties;  delays or changes in plans with respect to exploration or development projects or capital expenditures; risks affecting Sonde’s ability to execute projects and market oil and natural gas; and the inability to raise additional capital to pursue projects. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information, Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	December 5, 2012	By:		/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer